  EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE - MKT: ASM
TSX-V: ASM
June 13, 2016	FSE: GV6

AVINO REPORTS NEW POWER LINE ENERGIZED AND FINAL PERMITS RECEIVED
FOR NEW TAILINGS STORAGE FACILITY

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; "Avino" or "the Company") announces the following updates from its Avino property in Durango, Mexico.

Avino is pleased to report that the newly constructed dedicated power line to the mine site was energized and tested on June 8th during management's visit. The test was successful and the line is now fully functional at the design capacity of 5 megawatts ("MW"). Current power consumption at the mine is approximately 2MW, leaving sufficient additional power for near-term expansion projects that are currently being organized, such as the Oxide Tailings Heap Leach/Merril-Crowe Precipitation Project (which would require 1 MW) and a possible expansion of the processing plant, which would require a further 1 MW. Additionally, the existing power line will be left in place to service local communities and provide backup power for the mine.

"We are thrilled to have the ability to continue expanding our operations in these rising metals markets. The new powerline provides enough energy to power our existing operations, the future oxide tailings resource operation, as well as another near-term expansion at the mill, leaving 1 MW of excess capacity for further expansion".

- David Wolfin, President, CEO & Director

In addition, the Company has received all necessary permits to build the new tailings storage facility ("TSF"), and construction planning with the contractor is underway. A new tailings storage facility is necessary to allow the existing TSF to be decommissioned, which will enable Avino to begin assessing the upper sulphide bench as well as the lower oxide bench in areas that are currently being used to store tailings from our active operations.

The assessment work is part of the recommendations contained in the 2013 Tetra Tech Preliminary Economic Assessment ("A Technical Report on the Avino Property") intended to advance the tailings resource towards a production decision for a Merrill-Crowe precipitation heap leach operation. The 2013 Preliminary Economic Assessment suggests that the operation could have an IRR and NPV of 54% and $38.6 million, respectively, using US$20.38 per ounce for silver and US$1,256 per ounce for gold; and could add an additional 1.4 million ounces of silver equivalent to Avino's consolidated annual production for a period of 5 years.

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In order to get a head start on the assessment work, in November, 2015, Avino began a program of sampling the lower oxide bench in areas not currently in use. The program consisted of using a hydraulic drill with a two metre split spoon auger to drill vertical holes to a depth of 20 to 30 metres; 12 holes were drilled by the end of 2015 totaling 227 metres. By the end of February, 2016, a further 40 holes had been drilled totaling over 650 metres; assays have been received and are currently being compiled.

Once the new TSF is completed, Avino will decommission the current TSF, then begin installing wells which will be used to pump out the retained water in the dam. This will speed up the sonic drilling program planned for the upper benches, provide samples for the metallurgical program, and increase confidence in the oxide resource located below the sulphide tailings.

A preliminary economic assessment should not be considered to be a prefeasibility or feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Furthermore, there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability

Data disclosed in the 2013 technical report by Tetra Tech: A Technical Report on the Avino Property. Michael O'Brian, M.Sc.,Pr.Sci.Nat, FGSSA, FAusIIM, FSAIIM,Hassan Ghaffari, P.Eng., JacquesOuellet, P.Eng., Ph.D., Monica Danon-Schaffer, Ph.D, P.Eng., Sabry Abdel Hafex, Ph.D., P.Eng and Wayne Stoyko, P.Eng., are the Qualified Persons, as defined under National Instrument 43-101, who supervised and are responsible for the Technical Report on the Avino Property

Qualified Person(s)

Avino's Mexican projects are under the supervision of Chris Sampson, P.Eng, Avino consultant, and Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the production data in this news release.

Avino

Avino is a top-tier, low-cost junior producer. Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the Bralorne property in southwestern British Columbia, Canada. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

"David Wolfin"

________________________________

David Wolfin

President & Chief Executive Officer

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Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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